Filed pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-181549

November 10, 2014

Eastman Chemical Company

Pricing Term Sheet

$800,000,000 2.70% Notes due 2020

$800,000,000 3.80% Notes due 2025

$400,000,000 4.65% Notes due 2044

Issuer:	Eastman Chemical Company

Ratings:	Baa2/BBB/BBB (1)

Pricing Date:	November 10, 2014

Settlement Date:	T+7; November 20, 2014 (2)

Security Type:	Senior Unsecured Notes

The $400,000,000 4.65% Notes due 2044 (the “New 4.65% Notes”) are being issued as additional notes to the already outstanding $500,000,000 aggregate principal amount of 4.65% Notes due 2044, issued under the Indenture dated June 5, 2012 (the “Indenture”). The New 4.65% Notes will constitute “Additional Notes” and will be consolidated as a single series with the presently outstanding 4.65% Notes due 2044 for all purposes under the Indenture including as to status and redemption.

Principal Amount:	$800,000,000	$800,000,000	$400,000,000

Maturity:	January 15, 2020	March 15, 2025	October 15, 2044

Coupon:	2.70%	3.80%	4.65%

Price to Public:	99.791%, plus accrued interest, if any, from November 20, 2014	99.506%, plus accrued interest, if any, from November 20, 2014	95.444%, plus accrued interest, from October 15, 2014

Yield to Maturity:	2.743%	3.859%	4.943%

Spread to Benchmark Treasury:	T+110 bps	T+150 bps	T+185 bps

Benchmark Treasury:	1.500% due October 31, 2019	2.375% due August 15, 2024	3.375% due May 15, 2044

Benchmark Treasury Spot and Yield:	99-10 1/4 /1.643%	100-04+/2.359%	105-13+/3.093%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2015	March 15 and September 15, commencing March 15, 2015	April 15 and October 15, commencing April 15, 2015

Make-Whole Call:	T+17.5 bps (at any time prior to December 15, 2019)	T+22.5 bps (at any time prior to December 15, 2024)	T+20 bps (at any time prior to April 15, 2044)

Par Call:	At any time on or after December 15, 2019	At any time on or after December 15, 2024	At any time on or after April 15, 2044

Special Mandatory Redemption:

If we are unable to complete our previously announced acquisition of Taminco Corporation by May 30, 2015, or, if prior to May 30, 2015, the merger agreement with Taminco Corporation is terminated, we will be required to redeem all of the outstanding 2.70% Notes due 2020 and all of the outstanding 3.80% Notes due 2025 at a redemption price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption (the “Special Mandatory Redemption”). The 4.65% Notes due 2044 will not be subject to the Special Mandatory Redemption.

Use of Proceeds:

The Company expects to use the net proceeds to pay a portion of the cash consideration for the acquisition of Taminco Corporation, repay certain outstanding indebtedness of Taminco Corporation and pay transaction fees incurred in connection with the acquisition of Taminco Corporation.

If we do not complete our acquisition of Taminco Corporation by May 30, 2015, or, if prior to May 30, 2015, the merger agreement with Taminco Corporation is terminated, the outstanding 2.70% Notes due 2020 and the outstanding 3.80% Notes due 2025 will be subject to the Special Mandatory Redemption while the net proceeds from the 4.65% Notes due 2044 will be used for general corporate purposes.

CUSIP:	277432 AQ3	277432 AR1	277432 AP5

ISIN:	US277432AQ36	US277432AR19	US277432AP52

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. RBS Securities Inc. Wells Fargo Securities, LLC

Senior Co-Managers:

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

The Williams Capital Group, L.P.

Co-Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC Regions Securities LLC Santander Investment Securities Inc.

(1) A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2) We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next three succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on November 10, 2014 relating to its prospectus dated May 18, 2012.

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